Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(1,846)	$(344)	$(224)	$(893)	$299
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(23)	(30)	(24)	(20)	(18)
Income (loss) from continuing operations before income taxes and equity earnings	(1,869)	(374)	(248)	(913)	281
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	108	102	117	124	100
Rental expense representative of interest factor	5	5	3	5	3
Total fixed charges	113	107	120	129	103
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	7	12	17	19	9
Less:
Capitalized interest	(5)	(8)	(9)	(15)	(17)
Total earnings as adjusted	$(1,754)	$(263)	$(120)	$(780)	$376
Fixed charges	$113	$107	$120	$129	$103
Ratio of earnings to fixed charges	(b)	(c)	(d)	(e)	3.65
 __________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $1,867 million.

(c)	Earnings are inadequate to cover fixed charges by $370 million.

(d)	Earnings are inadequate to cover fixed charges by $240 million.

(e)	Earnings are inadequate to cover fixed charges by $909 million.